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                            March 16, 2021

       Ryan M. Gilbert
       Chief Executive Officer
       New Starship Parent Inc.
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104

                                                        Re: New Starship Parent
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed February 16,
2021
                                                            File No. 333-253142

       Dear Mr. Gilbert:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. We note FTOC intends to apply to list the shares of New Payoneer common stock and public warrants
effective on a U.S.-based national stock exchange upon the consummation of the Reorganization.
Please identify the national securities exchange. Please refer to
                                                        Item 501(b)(4) of
Regulation S-K. Please also revise the prospectus throughout accordingly.
       Question and Answers about the Reorganization and the Special Meeting, page 6

   2. Please add a question and answer to address the PIPE Investment, including the overall size of the private
placement and the price per share of New Payoneer common stock.
 Ryan M. Gilbert
New Starship Parent Inc.
March 16, 2021
Page 2
Final Structure After Reorganziation, page 20

3. Please revise the structure chart graphically or by footnote to disclose the relative equity stakes of former FTOC shareholders, former Payoneer shareholders, the PIPE Investors and the Sponsors.
Interests of FTOC's Directors and Officers in the Reorganization, page 31

4. We note your disclosure elsewhere that immediately after the consummation of the
         Reorganization the Sponsors will own approximately 5.6% of New
Payoneer's
         outstanding common stock. Please disclose this post-Reorganization equity stake here and, to the extent different than the values disclosed in the first two bullets, its aggregate value.
Summary Unaudited Pro Forma Condensed Combined Financial Information Description of Transactions
Consideration, page 40

5. Please explain to us and disclose as appropriate how all of the amounts shown in the table for "Share Consideration to FTAC Olympus Acquisition Corp" were determined, including how the number of shares issued assuming maximum redemption reflect the assumed maximum redemption of 43,000,000 shares disclosed on page 39.
6.       Please indicate the item in the table affected by footnote (a) on page
40.
7. Please disclose the terms and timing of the "expected Stock Split" referred to in note (a).
Ownership, page 41

8. Please explain to us and disclose as appropriate how all of the share information in this table, with exception of the PIPE and earnout shares, was determined. Risk Factors, page 45

9. Please add a risk factor addressing Payoneer's recent history of annual net losses.
The extent to which the COVID-19 pandemic and measures taken in response thereto impact our business, page 49

10. We note your disclosure that the COVID-19 outbreak has adversely impacted, and is likely to continue to adversely impact, your operations and the operations of your
FirstName LastNameRyan M. Gilbert
       customers and business partners. Please revise, to the extent possible, to quantify the
Comapany    NameNew
       adverse impact onStarship Parent Inc. Please include enough detail so that shareholders can your operations.
March understand   the 2risk.
       16, 2021 Page
FirstName LastName
 Ryan M. Gilbert
FirstName  LastNameRyan
New Starship  Parent Inc. M. Gilbert
Comapany
March      NameNew Starship Parent Inc.
       16, 2021
March3 16, 2021 Page 3
Page
FirstName LastName
Background of the Reorganization, page 90

11.      We note that FTOC   s shareholders are voting to approve the
Reorganization and
         essentially their equity ownership percentage in the post-combination company. We also note certain instances where the discussion references that the parties discussed or negotiated different financial terms of the LOI. In each case, however, no specific details are discussed regarding how such negotiations effected the equity ownership percentage of the FTOC shareholders in the post-combination company. Please revise this section to more clearly detail how the FTOC shareholder's equity ownership percentage was specifically negotiated and ultimately determined.
12. We note that on December 29, 2020 FTOC and Payoneer executed the LOI. We also note that the parties negotiated various terms of the LOI between November 20, 2020 and the date of execution. Please discuss in greater detail the negotiations regarding the reduction in the founder equity stake.
13. We note your disclosure that on November 8, 2020, the parties discussed a $3 billion valuation of Payoneer. Please clarify who specifically proposed this valuation.
14. We note that on December 2, 2020 FT Partners provided comments on the LOI. Please discuss the financial terms of the FT Partners comments in greater detail. Specifically, please discuss the size and terms of the proposed earnout and the reduced founder equity stake.
15. We note that on December 8, 2020 FTOC provided to Payoneer a revised LOI. Please discuss the size and terms of the revised earnout in greater detail.
16. We note FT Partners first raised the earnout provision on December 2, 2020. Please clarify why FT Partners believed the earnout provision was necessary and why ultimately
         FTOC accepted it. If it arose as a means to bridge a valuation gap, please discuss the gap and the reasons for it. In addition, to facilitate clarity, please use consistent terminology to describe the earnout. In this regard, we note it is variously described in the prospectus using the terms "earnout," "earn-out" and "earn out."
FTOC's Board of Directors' Reasons for the Approval of the Reorganization, page
96

17. Please disclose, to the extent applicable, in recommending shareholder approval for the proposed transaction, what consideration the FTOC Board gave to the overall valuation and consideration being paid to acquire Payoneer and the relative equity stakes of the various contingency groups and specifically FTOC's shareholders. Certain Payoneer Forecasts, page 98

18. We note your disclosure that the financial projections are based upon numerous estimates and assumptions. Please disclose the material estimates and assumptions underlying the financial projections.
 Ryan M. Gilbert
FirstName  LastNameRyan
New Starship  Parent Inc. M. Gilbert
Comapany
March      NameNew Starship Parent Inc.
       16, 2021
March4 16, 2021 Page 4
Page
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Transactions, page 143

19. Please explain to us and disclose as appropriate how the $3.118 billion merger consideration, both in terms of dollars and shares as applicable, is reflected in the pro forma financial information and the "Consideration" and "Ownership" tables.
Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2020 (assuming no redemptions), page 144

20. In regard to adjustment (O) to common stock, it appears it should be referring to (M), as there is no adjustment (O) in the notes to the pro forma information and (M) appears to address this. If the adjustment for this item is not explained by (M), please advise and revise your disclosure as appropriate.
Unaudited Pro Forma Condensed Combined Statement of Operations Year Ended December 31,
2019, page 149

21. Appears the pro forma weighted average common shares outstanding, basic and diluted
         (assuming no redemption) should be 329,755,492 based on note 4 of the notes to the pro forma information. Please revise or advise.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 152

22. In regard to (C), please tell us and disclose how the respective cash distributions due to
         Payoneer shareholders were determined.
23. In regard to (K), it appears the footnote reference of (H) for the "Conversion of Legacy
         Payoneer preferred stock to Legacy Payoneer common stock" in both redemption cases is not correct. Please revise or advise.
24. In regard to (M), please explain to us and disclose as appropriate how each number of shares was determined.
Note 4. Loss per Share, page 154

25. Please explain to us and disclose as appropriate how each number of shares in the table, other than for the PIPE Investors, was determined.
 Ryan M. Gilbert
FirstName  LastNameRyan
New Starship  Parent Inc. M. Gilbert
Comapany
March      NameNew Starship Parent Inc.
       16, 2021
March5 16, 2021 Page 5
Page
FirstName LastName
Impact of the COVID-19 Pandemic, page 185

26. We note your disclosure that the COVID-19 pandemic has negatively impacted
         Payoneer's financial results. To the extent possible, please quantify the negative impacts and include enough information so that shareholders can understand the current and expected impact of COVID-19 on Payoneer's operations and financial condition. For guidance, please refer to CF Disclosure Guidance: Topics No. 9 and 9A. Payoneer Management's Discussion and Analysis of Financial Condition and Results of
Operations
Impact of the COVID-19 Pandemic, page 185

27. In the fourth paragraph, you discuss revenue growth as adjusted for the reduction in your traveler customer base and the decline in interest income. Please provide analysis and discussion of the change in GAAP revenue with equal or greater prominence. Refer to
         Question 102.10 in staff's Compliance and Disclosure Interpretations "Non-GAAP
         Financial Measures."
Key Metrics and Non-GAAP Financial Measures
Transaction Profit, Transaction Profit Margin and Adjusted EBITDA,, page 196

28. Please present with equal or greater prominence the most comparable GAAP measures to your non-GAAP measures "Transaction Profit" and "Transaction Profit Margin." In
         addition, please reconcile Transaction Profit to the comparable GAAP measure. Refer to
         Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures, Question 102.10. Material U.S. Federal Income Tax Considerations, page 234

29. We note your discussion of U.S. tax consequences in this section. Item 601(b)(8) of
         Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors. Please revise this section accordingly, and please revise the exhibit index to indicate that a tax opinion and consent of counsel will be filed. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 dated
         October 14, 2011.
Financial Statements, page F-1

30. Please update the financial statements for the entities included in the filing as required by
         Form S-4 and Rule 3-12(b) of Regulation S-X.
 Ryan M. Gilbert
FirstName  LastNameRyan
New Starship  Parent Inc. M. Gilbert
Comapany
March      NameNew Starship Parent Inc.
       16, 2021
March6 16, 2021 Page 6
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FirstName LastName
Payoneer, Inc. Consolidated Audited Financial Statements for the Years Ended December 31,
2019 and 2018
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Polices
e. Revenue Recognition, page F-43

31. You generate revenue from different categories depending on the nature, timing and delivery of services to customers, as indicated by the items noted on pages F-72 and 73 in regard to card and customer account revenue and global bank transfer revenue. Please tell us your consideration of providing disclosure of disaggregated revenue by these categories. Refer to ASC 606-10-50-5 for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services